                   Filed by Genzyme Corporation (Commission File No. 000-14680)
                          pursuant to Rule 425 under the Securities Act of 1933

           Subject Company: ILEX Oncology, Inc. (Commission File No. 000-22147)

===============================================================================


                               GENZYME CORPORATION

                            MODERATOR: HENRI TERMEER
                                FEBRUARY 26, 2004
                                  4:30 P.M. CT


Operator: Good day and welcome, everyone, to today's Genzyme Corporation and ILEX Oncology conference call. This call is being recorded.

         At this time for opening remarks and introductions, I'd like to turn the call over to Sally Curley. Please go ahead, ma'am.

Sally Curley: Thank you, and welcome to Genzyme Corporation and ILEX Oncology's conference call today. On behalf of both companies, I would like to remind everyone that the press release and this call may be found on Genzyme.com and on ILEXOncology.com. We will discuss Genzyme and ILEX's merger and outlook on this call.

         Forward-looking statements about projected future financials, clinical data, timing of regulatory filings and actions, product development activities, the expansion of markets for ILEX's products and other statements made on this call that are not historical facts are subject to a number of risks and uncertainties. Actual results may differ materially, so please refer to our release and the risk factors in our respective SEC filings for more information.

         This conference call is not a substitute for the prospectus/proxy statement Genzyme and ILEX intend to file with the SEC. Investors are urged to read that when it becomes available, because


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         it contains important information about the companies, our proposed business combination and any related matters, including risk factors.

         Lastly, in response to your feedback, I'd again ask that each participant limit themselves to one question and one follow-up so that we can allow others to participate in the call.

         With that, I'll now introduce our Chairman and CEO, Mr. Henri Termeer.

Henri Termeer: Thank you, Sally, and thank you for everybody participating this early evening. This afternoon, the boards of both ILEX Oncology and Genzyme Corporation agreed to the merger of ILEX into Genzyme. This has been a transaction and - a potential transaction that we have been reviewing between the two companies for quite some time as part of Genzyme reviewing the possibilities to expand its presence in the oncology field. This is something that I've often stated at many meetings something we wanted to do, and it is an area of great interest to us. And we feel extremely pleased indeed that today we have been able to reach this agreement with both boards approving this transaction.

         On the call with me is Jeff Buchalter, who is the CEO, President of ILEX Oncology. With him is also Craig Tooman, Senior VP for Strategic Planning and IR. And with me in this room is: Mike Wyzga, our Chief Financial Officer; and Duke Collier, Executive Vice President, who has been overseeing the process for Genzyme for this transaction.

         Also for the Q&A session, there's: Mark Enyedy, who is the General Manager in charge of our oncology activities and was very, very deeply involved indeed in this transaction; and Dr. Mark Goldberg, an oncologist and our Senior Vice President for Clinical Research.

         We have - this transaction is the result of many years now of a few of different possibilities for Genzyme to start the process of getting a commercial presence in the oncology field. We have,


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         for a long time, over seven years, worked very hard in different discovery areas, first through Genzyme Molecular Oncology, prior to that through within Genzyme channel and continued during most of last year. And these were very, very exciting programs, but they were fairly early stage.

         And we are very much believers in these programs, starting to become very productive in the future, but we have always felt the need to get closer to the marketplace. With the ILEX portfolio, we have a tremendous opportunity, very high-quality opportunity, a manageable opportunity of bringing in the first stages of commercialization into the Genzyme portfolio of businesses.

         The - a few process that has taken place of the products that are involved here, particularly: CAMPATH(R), which is the commercialized product; and also Clofarex, which is a product that has just been filed; and ILX-651, which is in phase II, has been very intense, very in-depth, with numerous meetings having taken place with physicians that were involved with these products in the clinical trials for these products. And we have gained a tremendous respect for what the possibilities are here. Clearly, CAMPATH was on a very good run. It's three years now in the marketplace. It had good growth last year, 65 percent worldwide through the marketing and sales partner, Berlex and Schering AG.

         So, we feel extremely excited about this transaction. It is a very affordable transaction, as things are in the oncology field, that we believe will be accretive in '06 and will be very manageable in the '04-'05 timeframe, within the context of the Genzyme operation. It's a very high quality operation with particularly great strengths in the clinical development area, running over 30 different clinical trials, different indications for the products that I just mentioned.

         So, I'm very pleased indeed with the addition of ILEX Oncology into the Genzyme picture. It is transformational for us in the oncology sense and it is clearly the beginning for us to continue to build and strengthen this franchise as we move forward.


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         These markets clearly are Genzyme-like markets. Many of these markets are often like markets with small patient populations with fairly major unmet medical needs, with great opportunity for improvements or treatments and great opportunities for significant commercial benefits for the company as a whole.

         With that, let me hand over to Jeff Buchalter to make comments on behalf of ILEX Oncology. And then, Jeff will move on towards - to Collier to make more detailed comments on the Genzyme picture in terms of this transaction - Jeff.

Jeffrey Buchalter: Thank you, Henri. And I'm proud on behalf of ILEX to be making this announcement today with a company like Genzyme. The news of this transaction truly validates the accomplishments of ILEX.

         Our company was started in 1994 as an oncology drug development company. Our initial charter was to focus in the cancer area because of the significant unmet medical needs. This expertise led to the successful creation of a contract research organization business, which flourished for several years and had customers coming from large pharma and biotech. As this was going on, the company continued to acquire its own product pipeline. And in 2001, in conjunction with the approval of CAMPATH, we announced a strategic shift from the services model to a transitional or traditional product focused pharmaceutical biotech model.

         That's about the time I joined the company in 2001. And the Board of Directors of ILEX charged me with the mission of building a true oncology franchise. During the last two-and-a-half years we have successfully transformed this organization into an efficient, product-driven, oncology-focused biotech company. We continue to demonstrate our ability to execute on our clinical programs and move our pipeline forward. Our product can be seen and differentiated from other drugs on the market being used to treat cancer. The emerging market awareness of CAMPATH,


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         its potential in cancer and benign oncology, its growth and its label indication in chronic lymphocytic leukemia, into lymphomas and into other non-oncology areas.

         Now, two very visible pipeline products, as Henri mentioned, Clofarabine, now on an NDA fast track for acute pediatric leukemia, a broad clinical program behind that in adult hematologic malignancies and a solid tumor program with two formulations, in IV and oral, further differentiating this drug from other nucleoside analogs.

         ILX-651, a next-generation dose, had an analog - a class of drugs that have shown significant activity in a broad range of solid cancers, now in phase II in malignant melanoma and non-small cell lung cancer. Our focused research program targeting MUC-1, which is a proven oncogene, which has associated more than a million cancers.

         The next-generation of ILEX will require for us greater resources and scale. Genzyme provides both critical mass and financial strength to fully optimize the pipeline and fully commercialize these products. Our companies, as Henri mentioned, share the same approach towards meeting the unmet medical disease for orphan diseases, and our oncology pipeline offers even broader synergies with Genzyme's current portfolio.

         I believe this merger is all about value, the value I'm pleased to see afforded to ILEX shareholders, the value ILEX employees provide to Genzyme, with proven core competencies in oncology and their commitment to maintain operations in San Antonio, the value created from the synergies of products like CAMPATH, having potential in multiple sclerosis and in conjunction with solid organ transplantation and the value Genzyme brings to ILEX with greater resources, scale and global presence. I believe this merger will result in a viable and sustainable franchise in oncology. And I look forward to further discussions about this merger throughout the course of the next coming weeks.


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         Let me turn the call over to Duke Collier, Executive Vice President of
         Genzyme. Duke?

Duke Collier: Thanks, Jeff. And as Henri says, Genzyme has been investing in oncology for several years now, primarily in sophisticated early stage discovery research and then the development of cancer diagnostics. But we've also been paying close attention to the increasing impact in oncology biotechnology and over the last year have decided to fundamentally increase and transform our strategic commitment in the field and to build a strong and complete oncology franchise, including marketed products, a sophisticated clinical development capability and a balanced pipeline that has both late-stage, intermediate-stage and early-stage candidates. The transaction with ILEX, as Henri says, is transformative and is certainly an extremely important next step for us in executing this strategy.

         On the commercial side, as both Henri and Jeff have mentioned, ILEX has CAMPATH. It is a product level that is intended for refractory CLL patients distributed worldwide by ILEX's partner, Schering. But CAMPATH is extremely interesting molecule. It's a humanized monoclonal antibody. It's directed at CD-52, and it's, therefore, quite active in suppressing T-cells and certain B-cell mediated processes as well. It's had a good start in its first two-and-a-half years. It did $72 million worldwide last year. That's up 63 percent from sales of $44 million in 2002, its first full year in the market.

         But for us the important thing about CAMPATH it still - is that it's still very early in its life cycle and it has significant upside potential. As I mentioned, it's labeled today for a third line CLL, but ILEX has trials ongoing, which would expand the label to second and first line CLL, perhaps in combination with the current standard of care, Fludarabine, and into non-Hodgkin's Lymphoma, there as a sole agent or in combination with Rituxan.

         ILEX and Schering are also conducting a 240-patient phase II trial, evaluating the use of CAMPATH in the treatment of MS, building upon some quite encouraging results, seeing a phase I


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         trial conducted in the U.K. This trial has in all admitted about 200 patients and will be fully enrolled this year, and we expect to see very preliminary safety and perhaps some very early efficacy results during 2004. It's way too early to say anything about this trial other than what I have, but it certainly offers an enticing potential upside for CAMPATH.

         Let's turn to ILEX's pipeline. We're particularly excited by the two products that ILEX has in phase II. As Jeff mentioned, Clofarabine is a next-generation purine nucleoside analog being trialed in acute leukemias. Due to its potential efficacy in treating children with refractory acute lymphocytic leukemia who have an almost certainly fatal prognosis, the FDA has given Clofarabine fast track status. Accordingly, ILEX has commenced and is well underway with the rolling NDA filing in the U.S., which it hopes to complete in the first half of 2004.

         ILEX's second phase II product candidate, ILX-651 that Jeff also briefly described, is extremely enticing to us as well. In animal models, 651 has shown significant activity against taxane-resistant solid tumors. And we saw promising responses in a phase I all converse trial in solid tumors. So, as Jeff also said, ILEX does have two phase II trials of 651 underway. Enrollment is off to a good start. I think it's too early to predict how long it will take to complete enrollment, but these trials are well established and running.

         In addition to Clofarabine and 651, ILEX has several candidates in various stages of research and/or pre-clinical development. These programs are quite interesting and they nicely complement our own early stage research programs.

         So, taken as a whole, with CAMPATH in the market, Clofarabine almost at NDA filing, ILX-651 well into phase II, together with a solid portfolio of earlier stage pipeline candidates from both ILEX and Genzyme, with this transaction we create today one of the most promising oncology business in biotechnology.


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         So, with that, let me turn the call over to Mike Wyzga, our CFO.

Michael Wyzga: Thank you, Duke. Let me spend a few minutes walking through the transaction structure overview. We will not be giving detailed financials on this call, as we still need to complete the purchase accounting. We do expect the transaction to close by mid-2004. At that time, with the purchase accounting completed, we will provide additional financial details.

         We do, however, expect to incur charges associated with this purchase accounting, and that includes some of the charges associated with our in-process R&D in development. But again, we need to complete that work in order to determine what those charges will be.

         As Henri mentioned, based upon our preliminary estimates, we believe that prior to amortization and to one-time events this transaction will be dilutive to Genzyme's near term earnings but accretive by 2006. And again, that's prior to depreciation and amortization.

         Let me comment on ILEX's most recent quarterly earnings report. In that report they reported 2003 GAAP revenue of approximately $35 million. They also had year end 2003 cash and cash equivalents of approximately $198 million. They also carried about $40 million of debt on their books.

         With regard to the transaction specifics, this transaction is structured as a merger of ILEX into Genzyme on a stock for stock basis. Based upon ILEX's 39 million shares outstanding and the stock price of $26 per share, the transaction values at approximately $1 billion. There is a floating exchange ratio that's equal to $26 per ILEX share, and that's divided by the average per share closing price of a Genzyme common stock. This calculation is based upon a 20-day trailing average, determined by accounting five days back from the closing period.


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         There's also a symmetrical collar so that if the Genzyme average share price is higher than $59.88 the exchange ratio is .4342. If Genzyme's average share price is lower than $46.58 the exchange ratio is .5582. Any fractional shares will be paid out in cash.

         Finally, this transaction is subject to various regulatory approvals, including Hart-Scott Rodino as well as ILEX's shareholder approval.

         With that, let me stop and turn it back to Henri.

Henri Termeer: Thank you very much, Mike, Duke and Jeff. At this moment,
         Operator, let's turn to Q&A.

Operator: Thank you, sir. The question-and-answer session will be conducted electronically. If you would like to ask a question at this time, please press star one on your telephone. We also ask that you limit yourself to one question. Once again, that is star one to ask a question. We will proceed in the order that you signal us and we'll take as many questions as time permits.

         Our first question comes from Dennis Harp with Deutsche Bank.

Dennis Harp: Thanks for taking the question. I know you're still working through the purchase accounting, but obviously you've reached some conclusions about the impact on Genzyme's P&L. And can you quantify, at least give us a range, of what you think the dilution will be in '04 and '05 and then what the accretion might be as we look forward to '06?

         And then the follow-up question is if you could just run through the relationship with Schering so that we can understand how $1 of Schering's CAMPATH sales impacts now, it'll be Genzyme's P&L.


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Henri Termeer: OK. These are very good questions, Dennis. I'm not going to satisfy your first question, although I totally understand why you're asking it. I would ask the same question. Let us do the work and go through it. As I said, we - the transaction will turn accretive in '06 under the assumptions that we have behind this transaction. And we've done that in numerous different ways. We feel quite confident on that.

         And the transaction will be modestly dilutive during '04 and '05. We will be giving - change guidance at least for the '04 timeframe when we
         - when the transaction closes, and all the details that Mike was mentioning have been determined.

         On the point of how is the arrangement with Schering AG and Berlex set up, who would be best equipped?

Jeffrey Buchalter: Yes.

Henri Termeer: Jeff, could you give us a rundown through that?

Jeffrey Buchalter: Sure. I'm going to pass that call to Craig Tooman here, who's my Senior Vice President. Craig?

Craig Tooman: So, in essence, the way the P&L works is that Schering books global sales. And we own two-thirds of the economics of that relationship so that we actually book revenues on our P&L. I'm going to be happy to walk through. It's a fairly detailed calculation, but in essence we own two-thirds and it boils down to, in essence, one-third of the sales that are booked by Schering.

         So, for example, on $71.1 million that our partner, Schering AG, recorded, we booked revenues last year of $34.8 million. And again, it's a fairly complex calculation. I'm happy to walk through that with you on the phone subsequent to the call.


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Dennis Harp: Great. Thanks.

Operator:  We'll take our next question from Yaron Werber with SG Cowen.

Yaron Werber: Yes. Hi. Just as I - I hate to ask this, but it's two quick questions relating to what Dennis was just asking. ILEX Oncology - I'm just looking at the press release - guided to roughly $90 million in sales of CAMPATH during the year, and between $47 million and $49 million loss. Certainly does the $90 million still hold for sales for the year? And would the $48 million loss work as a baseline excluding sort of synergies for the year?

Henri Termeer: Again, the ILEX P&L on the guidance is tough for me to react to.
         I - maybe, Duke, you can make comments in terms of what's behind our assumptions here.

Duke Collier: Well, I think that we do accept the ILEX guidance for the year on the revenue side. Obviously, as you would expect, we have quite a bit about the way in which we would operate the business. And as Henri said before and as Mike said, when we are - when we finished doing all of our detailed work in connection with the various aspects of purchase accounting and other matters that we have to take care of in advance of closing, we will give you much more detailed guidance.

         But I don't - I think that you would expect that while the core of our ILEX business and the valuable assets we've got in clinical development continue unabated. Clearly, there are other areas where we're going to have a chance to study the way in which the two businesses in combination would work.

Henri Termeer: So, just give us some time to sort out the second half of this year impact of this transaction.


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Operator: And we'll take our next question from Meg Malloy with Goldman Sachs.

Meg Malloy: Thanks. Could you share with us what exactly are your assumptions to get to profitability in '06 with respect to label expansion for CAMPATH and how big an end market do you think that addresses and new product approvals for the pipeline? And I'm assuming from your comment that any potential in MS is not factored into your end market assumptions. Is that correct?

Henri Termeer: That's correct, very modestly. What is in the assumptions are the extensions of the current uses of the product and the kind of growth that we expect and the kinds of number of patients that we think are applicable for these uses. Some of these uses are, of course, outside the current label. It's very common in the cancer field, like there's quite significant use in NHL at this moment, which we expect to expand to go forward. So, maybe, Mark Enyedy, you can make a few more comments in that regard.

Mark Enyedy: The existing plan certainly calls for additional trials in earlier line therapy, including combination studies with Fludarabine. There's an existing trial ongoing head to head against Chlorambucil in first line therapy for the product, and then as a single agent in combination
         - there's a single agent in non-Hodgkin's Lymphoma, as well as in combination with Rituxan in the NHL population.

Meg Malloy: OK. Can I just ask to get a little bit more of the meat of it? How big of a product do you think CAMPATH could be commercially? How many - what kind of revenues do you think it could generate?

Henri Termeer: Yes. I think that's a very good question. The - in the underlying assumptions this program - and this was some years out - will exceed and can pass $500 million.


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Meg Malloy: OK. Thank you.

Operator: And our next question comes from Sena Lund with Cathay Financial.

Sena Lund: Hi. Congratulations for the acquisition. Just a quick one on with Schering AG is there any change of control provision at this time? And for Genzyme, are there any intentions to bring back CAMPATH 100 percent?

Henri Termeer: On the second question we have not had any discussions on CAMPATH's part with the partner, Schering AG. They are not - of course, they now know, but we will have discussions with them. There are no plans currently in the direction that you're describing. Schering - I've assured myself, talking to Jeff - and Jeff can comment himself - that Schering is a very good partner, a very interested partner. This is an important product for them and they doing a good job, as the sales curve shows.

         For the second product that's currently in the NDA rolling filing stage, that product we'll both commercialize ourselves.

Sena Lund: So, - and any change in control provisions with contract with Schering?

Henri Termeer: No.

Sena Lund: And the - any breakup fee?

Henri Termeer: Any what?

Sena Lund: Breakup fee in the contract between you and ILEX?


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Henri Termeer: Yes, there's a breakup fee of $32.5 million.

Sena Lund: Thank you.

Operator: Thomas Wei with Piper Jaffray has our next question.

Thomas Wei: Hi. Thanks for taking my question. I had wanted to ask in terms of the rolling NDA for Clofarabine what are we expecting to be completed before that's done. And then also, are there ILEX salespeople or anybody on the selling and marketing side that could be leveraged for Clofarabine, or was the plan to hire a sales force for that launch?

Henri Termeer: We clearly can leverage the ILEX sales team and expand from that.
         We would want to expand from that. The assumptions that Jeff just made in terms of this product is that it would be approved in the latter part of '05. The filings are stated by ILEX Oncology to be done during the second quarter. So, Jeff, I don't know whether you want to give any further comments on where you stand with that filing. Do you?

Jeffrey Buchalter: Yes, I will, Henri. We have indicated that we would complete that file this year. We've been granted orphan and accelerated review. The second part of that question was regarding the marketing arm. We do have 12 medical scientific liaisons in the field now. Their role is to support Schering AG-Berlex in the United States, but they clearly have the responsibility for Clofarabine now, as that drug is in its clinical development phases and moving towards registration.

Male: I think we should point out that the ILEX has complete rights to Clofarabine in the United States, but the rights for Clofarabine in Europe and elsewhere belong to Bioenvision Corporation.

Operator: Now, we're moving on to Jim Birchenough with Lehman Brothers
          Investments.


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Jim Birchenough: Yes. Hi. Just wondering if we could focus on one area of off label use for CAMPATH, that being prevent of renal transplant rejection. And if you could comment on what your understanding is of the amount of use in that area, your ability to accelerate the use there and whether there's any anti-competitive issues with your drug from SangStat.

Henri Termeer: This is Thymoglobulin. Yes, it is a very focused use. A number of centers are very dedicated to this particular use in CAMPATH. That's where we found it, but it is limited indication, as far as we can see, in this picture. Thymoglobulin has, by comparison, a very broad use in many more centers, but clearly CAMPATH is being used for this indication by a relatively small but very dedicated group of surgeons.

Jim Birchenough: Are there any plans to - would you foresee any plans to accelerate development of CAMPATH in that area?

Henri Termeer: We really are very focused on the oncology indication here. But to the extent that you find support and - we would encourage it. But the focus for us at this moment is clearly oncology, and we are intrigued, as Duke said, with the MS indication.

Operator: Meg Malloy with Goldman Sachs has a follow-up question.

Meg Malloy: Thanks. Just wondering - I appreciate you can't really give us guidance in terms of dilution. But you have said in the past that your goal was to grow to around a 20 percent rate on a go forward basis. Can you give - can you share with us what were sort of the level or ranges of acceptable dilution to you in terms of thinking about this transaction?

Henri Termeer: No, Meg, I know how tightly you watch me on this. I had very little tolerance for great dilution. And as I said at the last call, the earnings call, when somebody asked the question,

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         "What kind of criteria would you use," I did say and I meant it because that's how we are viewing, particularly when we're acquiring businesses, that businesses need to become accretive in a material sense, in a picture that grows at the kind of rate that you're mentioning.

         And that is the underlying set of assumptions here. Unless I could get there, I would not have been able to satisfy myself that I could sell you that this was the right thing to do, however good the oncology space in the future may be for us.

Meg Malloy: Thanks. If I could just have a quick follow-up. On Clofarabine I think you said you'd hoped to get approval in '05. Can you share with us what kind of market potential you think that agent has?

Henri Termeer: Mark, do you want to comment?

Mark Enyedy: Well, in the acute leukemias we certainly see this exceeding $100 million in terms of its opportunity. Beyond that, however, it is being trialed in solid tumors. That would have a very significant upside. And we certainly would see that growing rapidly with the label there. And it could - worldwide sales certainly, we think, could exceed $300 million in the out years of the product's lifecycle.

Operator: We'll now go to Sandeep Bhatia with Piper Jaffray.

Sandeep Bhatia: Thanks. This question is for the ILEX team. Were there any other parties that you were in discussions with who were interested in acquiring ILEX? And do you expect that they could come back to top this offer? If you could make a comment on that? Thanks.

Jeffrey Buchalter: Yes. Sandeep, as you know, it's part of our responsibility to shareholders to continually look at opportunities. And through the course of since I've been here at ILEX we have

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         had discussions with other organizations. I might add, though, however, that none have seen the strategic relevance and the strategic fit that we have today announced, and that is the synergy created by this. And the value, I think, is truly the best scenario we've encountered.

Sandeep Bhatia: And just to follow-up on Clofarabine. If you would complete the rolling NDA in the first half of this year, shouldn't you be expecting the approval by end of this year?

Henri Termeer: I think there are two answers. The assumptions that Genzyme has made to that question in our projections is late '05, but Jeff brought up assumptions that you have.

Jeffrey Buchalter: Right. What we have said in the past is that we'll complete the file in the first half of the year, then the FDA obviously has it prerogative to act on that file. It is an accelerated review. FDA typically acts within a six-month period on accelerated review. There's no guarantee of that. That brings us to the end of this year, beginning of the new year. It is a phase - I think it's important to note which - for folks in terms of trying to guess when this is going to happen, it is the phase II study.

         Therefore, it is not a randomized trial. It has a lower number of patients because of the significant unmet medical need. Children with an average survival of two months with no alternative care could not be randomized in a trial.

         And so, the one question that will have to be asked is do we have enough patients for the FDA to act on that file. And if the answer is no, then it takes longer. If the answer is yes, then it's sooner. But we have - the data has been published and the data is clearly in the public domain, showing this drug is extremely active in a population that has no alternative. I think that's the premise for our file and that's why we've been very enthusiastic about it.

Operator: As a reminder, if you would like to ask a question today, please press star one on your phone at this time. And our next question comes from Bob Ai with Merlin Biomed.

Bob Ai: Hi. Thanks for taking my call. Since ILEX was unprofitable for quite a few years, I assume that you have accumulated a significant amount of net operating losses. Can you share with us what the number is?

Henri Termeer: Mike, the NOLs.

Michael Wyzga: Yes. This is one of the factors that we have to evaluate during purchase accounting. As you know, under the stipulations of 382 limitations, we are limited by what the value of those NOLs are and how fast we can use those before they are limited out and they expire. So, that's one of the things that's sort of an open item with regard to how we're looking at this on the purchase accounting.

Henri Termeer: So, we will report on that on the close of the transaction.

Bob Ai: Well, I assume at least some of them can be used. Can we assume that the tax rate will be lower for a while going forward?

Henri Termeer: Yes. I think lower - I think it's more of interest to you to know how much lower. So, it's clear that the NOLs are there. It's for everybody to see. And I think it is very good for all of us to do the work necessary to get our arms around it. This is clearly something that you can get your arms around. So, why don't we wait a little bit, do the work, make sure that we have the numbers right, and then we know for sure how much of an impact this is?

Bob Ai:  OK.

Henri Termeer: That fair, Mike?

Michael Wyzga: Yes, that's a fair way to go with it.

Operator: We'll now go to Ilya Kravets with Mehta Partners.

(Acta Visda): Yes. (Acta Visda) with Mehta Partners. Just a quick question on the Clofarabine commercialization. Is your intention to have worldwide marketing opportunity for this product because it has agreement with Bioenvision?

Henri Termeer: Yes. We have no rights outside of the United States and Canada.
         So, Bioenvision has those rights and they will have their own plans. We will get some royalties from their successes. They were doing their own regulatory and clinical work. So, this cooperation between the two companies that is constructive for both of them to succeed, but we will not commercialize at this point of the arrangement outside the United States and Canada.

(Acta Visda): OK. Thank you.

Operator: Dan Politzer with Taliesin Investments has our next question.

Dan Politzer: Hi. Thanks for taking the question. You had said you hoped to close this by the end of the first half of this year. When do you see filing the Hart-Scott materials and getting everything going? How quickly can that be done?

Henri Termeer: Mike or Peter Wirth. Peter Wirth is Executive Vice President and head of the legal funds.

Dan Politzer: Thank you.

Peter Wirth: Our anticipation is that the registration statement with the SEC would be filed toward the end of March or the first part of April. And I would imagine that we would be doing the Hart-Scott filings roughly in that same timeframe. I don't think that the Hart-Scott filings are necessarily going to be the gating item. I think just moving this transaction through the SEC is what accounts for the estimate of closing in late June or early July.

Dan Politzer: OK. Great. And just as a follow-up to that, then, you don't have any overlap concerns really that would hold you up?

Peter Wirth: No.

Dan Politzer: OK. Thank you.

Operator: We'll now move on to Sam Sabbagh with Quattro Global Capital.

(ST Telefregatta): Hi. It's (ST Telefregatta) with Sam Sabbagh. I was wondering if you could just provide a little bit of background as to how the discussions between the two parties started and how long you've been in discussions and why did you decide to do the deal now.

Henri Termeer: I guess that both parties, after discussion for quite a while - I think they started last summer - decided that we understood each other and the opportunity well enough. Certainly that was where I came out after the intense review that Duke Collier and Mark Enyedy and Dr. Mark Goldberg and their teams have had.

         I personally met with Jeff a few times in the more recent times as this became a more serious possibility. And I believe that Jeff and Duke met over the period of time from last summer trying to really get introduced to each other, how we could help each other quite regularly.

Operator: As a reminder, if you would like to ask a question today, please press star one on your phone. And our next question comes from Frank DiLorenzo with Standard & Poor's.

Frank DiLorenzo: Hi. I was wondering if you could talk about the toxicity of CAMPATH and if you think that could be a limiting factor in the drug being adopted commercially and in the future clinical trials relative to currently available treatments and also just what's out there in the pipelines of other companies. Thanks.

Henri Termeer: That's a good question. Jeffrey, do you want to take that?

Jeffrey Buchalter: Thanks, Henri, I will. The toxicity of CAMPATH can be put into three categories. There's a cytokine releaser, a fusion-like side effect that occurs. It's a humanized monoclonal antibody. So, patients do get some infusion-related side effects. That's usually treated up front with low dose steroids and acetaminophen. It doesn't recur after use of the first or second dose. So, it is transient and does go away.

         The drug is very specifically toxic to the bone marrow. It does cause myelosuppression. I think it's important to note in leukemia that is a target organ, if you will. And so, myelosuppression is a good thing for hematologic disease. It shows the potency and efficacy of the drug, as it is myelotoxic. And we're talking about toxicity, again, that is not so significant that it jeopardizes the life of the patient. There's a grade three toxicities.

         The last one is the T-cell depletion. CAMPATH is very focused on an antigen that's done on T and B cells. Therefore, we do get immunosuppression. That does have the propensity, then, for infections. Cytomegalovirus reactivation is the most common. It's treated with oral Ganciclovir. Patients can continue on treatment if that does progress in fever. And they usually discontinue treatment with CAMPATH, treat the infection and then, if that's successful, re-treat again with CAMPATH.

         I think it's important to note the threshold of toxicity that's permissible in oncology given the catastrophic nature of the disease is very different obviously than in multiple sclerosis and other areas. We have not seen any of these toxicities in our MS study, recognizing that the dose of CAMPATH is lower but that the patient population being treated in that setting are patients with a very strong immune system that have not seen multiple cycles of chemotherapy and, therefore, immunocompromised before receiving treatment. And in fact, the toxicity of CAMPATH even within the oncology setting now is much better understood, considered manageable, which is why you see a growth rate of more than 65 percent over last year, coming mostly from oncology.

Henri Termeer: Thank you, Jeff. Let me ask Dr. Goldberg, who has done some intensive use on this. I think that's a very excellent question because the benefit - risk benefits of CAMPATH clearly has been a question that many have had over the years. This one actually was something that makes us very, very excited about its ongoing expansion of use, because the sense that we have is that people really are now getting their arms around how to manage the toxicities involved with the product. But Mark, if you can make some comments ...

Mark Goldberg: Sure.

Henri Termeer: ...on that.

Mark Goldberg: No. I think it's a very good and very important question. And it does get at what I believe is a real opportunity for expansion. Because of the duration of time over which it's been developed, I think people are well aware of the toxicities, and it's taken some time for them to fully appreciate it.

         I think you can see that from the earlier pilot of CAMPATH in CLL before they appreciated how to prophylax patients very simply with acetaminophen and antihistamine as well as prophylax against CMV infections. And as they've done that, which is very commonly done in leukemia drugs and leukemia trials, the incidence of these toxicities has dramatically decreased.

         The other thing to appreciate is if you compare this, say, with Fludarabine, which is currently the standard of care, when it was first introduced as second line therapy physicians again were very uncomfortable with it because it has many very similar, very comparable toxicities - the immune suppression, the myelosuppression. But as they've learned how to use it, now it's first line therapy. So, a lot of this is education and feeling more and more comfortable.

         We've also noted that ILEX is currently doing some studies with subcutaneous administration. This seems to ameliorate quite dramatically a lot of the infusion-associated reactions that occur early on. And it could potentially be much more convenient for both patients and physicians and minimize this toxicity. In discussion this
         - the drug with both academic and community oncologists, those that had used it felt more - over time felt more and more comfortable with it.

         And what we were finding is because of the number of studies being published, for example that were presented at the American Society of Hematology meetings in December, as we've talked to physicians over time, even over the several months that we've been investigating this very carefully, we've seen more and more of those physicians gain greater comfort and talk about using more of it going down the road.

Operator: We'll now take a follow-up question from Jim Birchenough with Lehman
         Brothers.

Jim Birchenough: Yes. And this may be a question for Jeff. Just wondered, Jeff, if you can comment on as you looked ahead for ILEX Oncology as a stand-alone entity your comfort level with the cash on hand to get you to profitability. And within that question, if you could just speak to the costs associated with driving some of the more promising programs and sub-Q dosing of CAMPATH, solid use of Clofarabine what you saw the costs becoming, whether you could have got to profitability with the funds on hand, and how you may have been constrained with the current funds on hand.

Jeffrey Buchalter: Jim, I think the outlook that we've portrayed was consistent.
         We had a three-year plan to become profitable. We didn't say specifically when that would happen. And I think it's also very well known that clinical trials are becoming more intense, more expensive as you move to solid tumors in phase III programs. We randomize studies involving lots of patients, if you think of an MS study with studies - populations that sometimes are greater than 500 to 1,000 patients.

         So, we anticipated having to do those things, recognizing that we did have limited cash. We're still in a net loss situation, but I still am confident that we could drive towards profitability, recognizing that success would become more expensive. That was really the - I guess the ultimate decision here.

Jim Birchenough: Great. Thanks.

Operator: As a reminder, if you would like to ask a question today, please press star one on your phone at this time. And we'll now take a question from Brian Bilinski with Charter Management.

Brian Bilinski: Yes. Thanks for taking my call. I just have a quick question regarding the breakup fee, which I think you mentioned. Can you confirm that, if it's $35 million, in that range? And also, please talk about pertinent conditions, any significant ones, any material adverse changes, clauses in the 8-K that'll be disclosed? Any other impediments as well, please?

Henri Termeer: The breakup fee is $32.5 million. And Mike or Peter, do you like to comment on the conditions?

Male: Further details are always provided with the filings with the SEC. I don't think we'll comment.

Henri Termeer: There are no special conditions that you can...

Male: No. The conditions are primarily regulatory approvals, which we're in the process of obtaining, but there isn't any adverse change, anything like that.

Brian Bilinski: Thank you.

Operator: And we'll take a follow-up question from Meg Malloy with Goldman
         Sachs.

Meg Malloy: Thanks for indulging me here. I keep getting back in queue. But you mentioned this was kind of Genzyme-like product opportunities. And I could see it in terms of niche patient populations, but it's a little different in terms of the competitive landscape. So, I'm wondering if you could help us understand how you think you'll be able to differentiate from currently marketed products and those in the pipeline.

Henri Termeer: Now, it is, of course, a wide open field. And the biggest difference, I think, is that these patients even though they now get more products available to them for treatment are still very sick patients, and very patients really are benefited from these treatments. So, there's an enormous amount of space left for a long time to come in this general area.

         And increasingly, the understanding of this patient population and specifying which patients are appropriate for what treatment gets a greater level of understanding. The whole diagnostic component of this is growing and is of interest to us. So, in the genetic testing area we have over the last years increased our investment in the area of oncology testing.

         So, this is an emerging field. This is not a mature field. And I think there's ample proof of that, that the big new players in this area are players that 10 years ago were not players in the oncology field. They've really emerged quite recently. And that makes it tremendously exciting for new companies such as Genzyme. It is not a played out field where the treatments are now optimized and we know how to treat cancer. We are just starting to learn how to do this, and we think we can very constructively participate in this with numerous and great variety of opportunities left in this tremendously fragmented set of markets that we have.

         So, this is an ideal biotechnology application. But it is not inexpensive and it is tough, but it's - no other field in biotechnology has produced such tremendous shifts in terms of market presence than the cancer field has.

Operator: And we'll now take a question from Tony Reiner with DR Asset
         Management.

Tony Reiner: Hi. How are you? Thanks for taking my call, and congratulations on the deal. Are you there?

Henri Termeer: Yes, I'm here.

Tony Reiner: I'm sorry, I'm running around. I apologize. As far as a strategy for Genzyme, in this global oncology platform, where does it leave us as far as future growth, future opportunities, et cetera? Can this - can you just speak a little bit about that?

Henri Termeer: We have a diversified company, as you know, with presence in a number of areas like Lysosomal Storage diseases or genetic diseases, a rare, although rare diseases in the renal areas, Renagel, in the orthopedic areas for Synvisc and Carticel in the beginnings and the intermediate area in terms of commercial presence through some globulin, but a significant underlying program in terms of R&D and clinical trial investments. We add to that oncology. We have always talked about us wanting to do that. We have now done that.

         Overall, as was commented by another question, somebody earlier, the company has stated its objective in terms of ongoing top line growth and growing bottom line vertical systems with that at a rate of about 20 percent a year. We've done the three years and we think we have been very true to that objective. Our requirements for this business performance top line margin and R&D investment will be very similar. So, this business will compete and has been competing the earlier stage program with the overall programs in Genzyme for quite some time.

         So, there is really no change. This is the one business that we said we wanted to create a presence in after having made for seven years significant R&D investments in it, because we believe that its future is a very important part in our future because it has such tremendous opportunities left in the way that we just talked about to the other question. And we have now completed that or set that step and put that stake in the ground. Now, we'll be part of this diversified picture that we continue to grow in the fashion that we have grown the other parts of the business in the past.

Operator: Yaron Werber has a follow-up question.

Yaron Werber: Yes. I'm just calling on CAMPATH. If I'm looking at last year, you reported $72 million. And you actually recorded $35 million, so it's roughly 50 percent. And I'm just - you mentioned you own 66 percent of rights there. Can you just describe maybe in more detail how does that work? Because I'm trying to figure out also what would be your R&D share of all the clinical studies that are ongoing for that product.

Henri Termeer: Mark, can you take us through the assumptions that are in the planning, and then maybe Jeff can make some further comments. Go ahead.

Mark: So, maybe going back to the joint venture structure here with Schering Plough - so, this is...

Henri Termeer: Schering AG.

Mark: Schering AG, I'm sorry. So, the situation is that in the U.S. the - there's a joint venture effectively that - sorry? I'm hearing feedback. The - there's a joint venture. And top line revenue are booked by Schering. From that are deducted sales and marketing expenses as well as cost of goods, and that gets to a profit share, which is divided by the partners, two-thirds, one-third. In addition to that - yes, two-thirds to ILEX, one-third to Schering AG.

         In addition to that, there is a research and development program, and ILEX supports two-thirds of those costs and Schering supports one-third of the cost. That is, those expenses show up 100 percent, however, on the ILEX P&L, and then they obtain reimbursement for those costs from Schering AG, which it scored as revenues. So, the revenue figure that you see is a combination of both profit share, royalty on ex-U.S. sales and reimbursement for R&D expenses.

Operator: And our final question today will come from Ilya Kravets with a follow-up with Mehta Partners.

Ilya Kravets: Yes. A quick question on the CAMPATH, what's the price currently right now per dose?

Henri Termeer: Jeff?

Jeffrey Buchalter: Yes. Cost of treatment right now for a CLL patient is a little over $30,000.

Ilya Kravets: OK. What's the gross margin of this product?

Jeffrey Buchalter: We've never given that out externally.

Ilya Kravets: OK. OK. Thank you.

Jeffrey Buchalter: Sure.

Operator: And there are no further questions in the queue at this time. I'll turn the conference back to you for any closing or additional remarks.

Henri Termeer: Thank you very much for participating tonight. We will, in the coming months, weeks and days, be very active with all of you. Make sure that you connect with us as directly as you want to connect with us for any information to further clarify your understanding of this transaction, what it means for Genzyme, what it means for ILEX Oncology.

         We will be visiting many of you more directly in different road shows so that we can explain how this all fits. And we also will, obviously, make this part of what we think - we will present during the analyst meeting that we are planning, which gives us an excellent opportunity to go into much more detail around those products.

         We think it's a very, very exciting, very transforming moment for us in the oncology field. It provides us a new path of growth in a tremendously important market for the biotechnology area in general. And we much look forward to both completing this transaction and then delivering the kinds of results that we have been talking about here tonight.

         So, thank you very much. We will be in touch very soon. Jeff and Craig, thanks a lot. We will give you a call in a few minutes.

Jeffrey Buchalter: Thank you very much.

Operator: That does conclude today's conference. We thank you for your participation.

                                       END

                                     # # #

         This transcript contains forward-looking statements, including statements about: the potential business combination between Genzyme and ILEX; the impact of the anticipated transaction on Genzyme's operations and the potential benefits of the anticipated transaction; plans for expanding the indications of, and uses for, ILEX's products and product candidates; potential marketing opportunities for those products; expectations regarding the commencement and completion of, and announcement of data from, clinical trials conducted by or on behalf of both companies; and expectations regarding the timing of regulatory filings and actions. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: the willingness of ILEX shareholders to vote their shares in favor of the potential business combination; the receipt of regulatory and third party consents to the extent required for the transaction; the ability to successfully integrate ILEX's operations and programs with Genzyme's and the time and resources required to do so; the actual design, results and timing of preclinical and clinical studies for both companies' products and product candidates; enrollment rates for both companies' clinical trials; the actual timing and content of submissions to and decisions made by regulatory authorities regarding each company's products and product candidates, including the receipt of marketing approval in the United States for Clofarabine; the ability to manufacture sufficient quantities of products for development and commercialization activities and to do so in a timely and cost-efficient manner; the ability to attract and retain qualified sales forces; the availability and extent of reimbursement from third party payers for ILEX's products and product candidates; the scope, validity and enforceability of patents directed to, and the effect of any third party proprietary rights on, ILEX's products and product candidates; the accuracy of Genzyme's and ILEX's information concerning the markets for their respective products and product candidates, including growth projections; and the risks and uncertainties described in reports filed by Genzyme and ILEX with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation the information contained under the heading "Factors Affecting Future Operating Results" in Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 and in ILEX's Form 10-K for the year ended December 31, 2002. We caution investors not to place undue reliance on the forward-looking statements contained in this transcript. These statements speak only as of the date of this presentation, and we undertake no obligation to update or revise the statements, risks or reasons. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.


                                      # # #

         The information contained in this transcript is not a substitute for the prospectus/proxy statement that Genzyme Corporation and ILEX Oncology, Inc. intend to file with the Securities and Exchange Commission. Investors are urged to read that document when it becomes available, because it will contain important information about Genzyme, ILEX, the proposed business combination and related matters, including detailed risk factors. The prospectus/proxy statement and other documents filed by Genzyme and ILEX with the SEC will be available free of charge at the SEC's website (www.sec.gov) and from Genzyme or ILEX. Requests for copies of Genzyme's SEC filings should be directed to Genzyme Corporation, 500 Kendall Street, Cambridge, Massachusetts 02142, Attention:
Investor Relations.


         ILEX, its directors, and certain of its executive officers and employees may be deemed to be participants in the solicitation of proxies from ILEX's stockholders in favor of the transaction. Information about the directors and executive officers of ILEX and their ownership of ILEX stock is set forth in the proxy statement for ILEX's 2003 annual meeting of stockholders and other filings with the SEC. Certain directors, executive officers and employees of ILEX may have direct or indirect interest in the transaction due to securities holdings, vesting of options and rights to severance payments. In addition, ILEX's current directors and officers, after the merger, will be entitled to indemnification by Genzyme and benefit from insurance coverage for certain liabilities that may arise from their service as directors and officers of ILEX prior to the merger. Additional information regarding the participants in the solicitation of ILEX's stockholders will be included in the prospectus/proxy statement.